FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month(s) of:               September 2004

Commission File Number:                   0-17164

MAMMA.COM INC.

(Translation of registrant’s name into English)
388 St. Jacques Street West, 8th Floor, Montreal, Quebec, Canada H2Y 1S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     [ X ]    Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

        The information included with or attached as an Exhibit to this Form 6-K is incorporated by reference in our registration statements, the prospectuses included therein, and any registration statement subsequently filed by us with the Securities and Exchange Commission.

Normal Course Issuer Bid

        On September 7, 2004, we announced we had filed a notice of intention with the Ontario Securities Commission to make a normal course issuer bid to repurchase up to a maximum of 600,000 of our common shares, an amount representing less than 5% of our issued and outstanding common shares. Refer to the attached Exhibits for a more complete description of our normal course issuer bid.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mamma.com Inc.
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(Registrant)

/s/ Daniel Bertrand

Date: September 23, 2004

By:
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Daniel Bertrand
Executive Vice President and
Chief Financial Officer

INDEX

Exhibits	Sequentially Numbered Pages

99.1 Press Release dated September 7, 2004	4

99.2 Notice of Intention to Make an Issuer Bid	6

99.3 Report of Normal Course Issuer Bid	8

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